Filed pursuant to Rule 424(b)(3)
Registration No. 333-274204

SUPPLEMENT NO 1.

TO PROSPECTUS SUPPLEMENT DATED September 29, 2025

(To Prospectus Dated September 6, 2023)

Flora Growth Corp.

This Supplement No. 1 to Prospectus Supplement (this "Supplement") supplements and amends the Prospectus Supplement dated September 29, 2025 (the "Prospectus Supplement"). This Supplement should be read in conjunction with the Prospectus Supplement and the accompanying Prospectus dated September 6, 2023 (the "Prospectus"). This Supplement is qualified by reference to the Prospectus Supplement, except to the extent that the information presented herein supersedes the information contained in the Prospectus Supplement.

On September 23, 2025, we entered into a Sales Agreement (the "Sales Agreement") with Revere Securities LLC, as sales agent (the "Agent"), relating to common shares offered by the Prospectus Supplement and the accompanying Prospectus. In accordance with the terms of the Sales Agreement, we may offer and sell common shares having an aggregate offering price of up to $3,450,000 from time to time through the Agent pursuant to at-the-market transactions (the "ATM"). As of the date of this Supplement, we have sold no common shares pursuant to the Sales Agreement.

The purpose of this Supplement is to suspend the ATM and terminate the continuous offering by us under the Prospectus Supplement and Prospectus, effective on January 27, 2026. We will not make any sales of our common shares pursuant to the Sales Agreement until a new prospectus supplement is filed with the Securities and Exchange Commission; however, the Sales Agreement remains in full force and effect.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is January 27, 2026.